ELEVATION ONCOLOGY, INC.

101 Federal Street., Suite 1900

Boston, MA 02110

May 7, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, DC 20549

Attention:	Jason Drory
Re:	Elevation Oncology, Inc. Registration Statement on Form S-3 (File No. 333-279053) filed May 2, 2024.

Requested Date: May 9, 2024

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Elevation Oncology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Rob Freedman and Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Mr. Mitteness at (206) 389-4533.

* * *

Sincerely,

ELEVATION ONCOLOGY, INC.

By:	/s/ Tammy Furlong
Tammy Furlong, Chief Financial Officer

Cc	Joseph J. Ferra, Jr., President and Chief Executive Officer
Elevation Oncology, Inc.

Rob Freedman, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]